PIEDMONT SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE PERIOD
DECEMBER 31, 2016
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PIEDMONT SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Piedmont Securities LLC

We have audited the accompanying statement of financial condition of Piedmont Securities LLC as of December 31, 2016, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of Piedmont Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Piedmont Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Piedmont Securities LLC's financial statements. The supplemental information is the responsibility of Piedmont Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2017

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

PIEDMONT SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	51,521
Due from Related Party		8,228
Prepaid expenses		8,264
Total current assets		68,013
FIXED ASSETS		27,105
Less: accumulated depreciation		(22,980)
Fixed assets, net		4,125
TOTAL ASSETS	$	72,138

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	2,374
Payroll taxes payable		6,382
Total current liabilities		8,756
MEMBER'S EQUITY		63,382
TOTAL	$	72,138

The accompanying notes are an integral part of these financial statements.

PIEDMONT SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
DECEMBER 31, 2016

FEE REVENUE	$ 1,206,721
OPERATING EXPENSES	
Compensation and benefits	1,050,783
Dues and subscriptions	28,812
Legal and professional fees	47,205
Rent	13,268
Telecommunications	8,890
Travel & Meals	46,097
Regulatory and compliance fees	10,495
Computer and technology	12,988
Other operating expenses	27,141
Depreciation	9,875
Taxes and licenses	3,004
Insurance	566
Total expenses	1,259,124
Net ordinary loss	(52,403)
NET LOSS	$ (52,403)

The accompanying notes are an integral part of these financial statements.

PIEDMONT SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
DECEMBER 31, 2016

MEMBER'S EQUITY - DECEMBER 31, 2015	30,784
Net loss	(52,403)
Member's contributions	85,000
MEMBER'S EQUITY - DECEMBER 31, 2016	$ 63,382

The accompanying notes are an integral part of these financial statements.

PIEDMONT SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
DECEMBER 31, 2016

OPERATING ACTIVITIES

Net loss	$ (52,403)
Adjustments to reconcile net income to net cash used in operating activities	
Decrease in accounts receivable	9,852
Increase in prepaid expenses	(520)
Increase in accounts payable	526
Increase in payroll taxes payable	6,383
Accumulated depreciation	9,875
Net cash used in operating activities	(26,287)

INVESTING ACTIVITIES

Purchases of fixed assets	(9,473)
Net cash used in investing activities	(9,473)

FINANCING ACTIVITIES

Member's contributions	85,000
Net cash provided by financing activities	85,000

NET INCREASE IN CASH	49,241
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,282
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 51,522

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Piedmont Securities LLC (the "Company") is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on December 3, 2012. The Company is an independent advisory firm focused on providing municipal financial advisory services and merger and acquisition advisory services. The Company operates from North Carolina and is registered in fifteen (15) states.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition

Revenues from services are recognized from transactions when the equity placement or other services closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable. The Company is evaluating new revenue recognition standards for brokers and dealers and will implement as required.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed on the same basis that the Company uses for its tax returns. This is a basis other than generally accepted accounting practices. This basis encompasses using the modified accelerated cost recovery system (MACRS) using useful lives of five to thirty nine years. The Company follows the policy of capitalizing all major additions, renewals and betterments. Upon sale or retirement of property or equipment, the related cost and accumulated depreciation for such items are removed from balance sheet and any gain or loss is included in the results of operations.

Income Taxes

The Company, with the consent of its sole stockholder, has elected to be taxed as an S Corporation under Subchapter S of the Internal Revenue Code that provides, in lieu of corporate income taxes, the stockholder separately accounts for his share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for corporate income taxes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status. The company has evaluated its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $42,764 and excess net capital of $37,764. The Company's percentage of aggregate indebtedness to net capital was 20.48%.

4. COMMITMENTS AND CONTINGENCIES

The Company has an obligation for its office under an operating lease effective May 1, 2015, with a term of 12 months ending April 30, 2017. The future commitment is as follows:

    2017 $ 13,220

5. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 25, 2017, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

6. RELATED PARTY

The Company paid its shareholder $415,000 in compensation and the shareholder committed $85,000 in capital. The Company pays expenses on behalf of the shareholder and the shareholder owes the Company $8,228 at December 31, 2016.

PIEDMONT SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

	SCHEDULE I
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 63,382
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Due from related party	8,228
Prepaid expenses	8,264
Fixed assets, net	4,125
NET CAPITAL	$ 42,765
AGGREGATE INDEBTEDNESS	
Accounts payable	2,374
Payroll taxes payable	6,383
Total aggregate indebtedness	$ 8,757
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 37,765
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 36,652
Percentage of aggregate indebtedness to net capital	20.48%

There is no material difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2016.

The accompanying notes are an integral part of these financial statements.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Piedmont Securities LLC

We have reviewed management's statements, included in Piedmont Securities LLC's Annual Exemption Report, in which (1) Piedmont Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Piedmont Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Piedmont Securities LLC stated that Piedmont Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Piedmont Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Piedmont Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company, CPA's, P.C.
Marietta, GA
February 25, 2017

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

PIEDMONT SECURITIES LLC
EXEMPTION REPORT

Year Ended December 31, 2016

We, as members of management of Piedmont Securities LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).

2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

Piedmont Securities LLC



Gregory F. Fawcett, II
Principal